UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: July 31, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE SECOND QUARTER OF 2018

Record revenue of $30.5 million, 34% increase YoY;
Expects continued strong growth in the second half of 2018

MIGDAL HAEMEK, Israel – July 31, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended June 30, 2018.

Highlights of the Second Quarter 2018

•	Revenues were a record at $30.5 million, up 34% year-over-year and ahead of the upper end of the previously-issued guidance range;

•	Revenues for the first half of 2018 are up over 30% from 2017;

•	GAAP operating income was $4.7 million and non-GAAP operating income was $5.0 million, representing a margins of 15.5% and 16.3%, respectively; and

•	GAAP net income was $4.3 million and non-GAAP net income was $4.6 million; representing margins of 14.2% and 15.0%, respectively.

Forward Looking Guidance

Third quarter 2018 revenues are expected to grow to $31-32 million, representing a year-over-year increase of approximately 30% for the third quarter and for the first nine months of 2018.

Management Comment

Rafi Amit Camtek’s CEO commented, “2018 continues to be a very strong year with revenue growth of approximately 30% and corresponding improvement in profitability. Our strong results are due to our focus on the fastest growing segments of the semiconductors market, particularly advanced packaging. Furthermore, we are successfully leveraging our strong market position in metrology to grow and capture market share in 2D inspection applications as well. Our backlog at record levels and our improved visibility into the end of the year, give us confidence that we will continue revenue growth and associated improvement in margins and profit in the fourth quarter of 2018.”

The financial results and the comparison to 2017 in this press release include only those of the continuing operations.

Second Quarter 2018 Financial Results

Revenues for the second quarter of 2018 were $30.5 million. This compares to second quarter 2017 revenues of $22.7 million, a growth of 34%.

Gross profit on a GAAP basis in the quarter totaled $14.9 million (48.9% of revenues), compared to a gross profit of $11.2 million (49.2% of revenues) in the second quarter 2017.
Gross profit on a non-GAAP basis in the quarter totaled $14.9 million (49.0% of revenues), compared to $11.2 million (49.2% of revenues) in the second quarter 2017.

Operating profit on a GAAP basis in the quarter totaled $4.7 million (15.5% of revenues), compared to an operating loss of $11.0 million in the second quarter 2017. The 2017 operating loss was due to a $13 million settlement payment for IP litigation.
Operating profit on a non-GAAP basis in the quarter totaled $5.0 million (16.3% of revenues), compared to $2.1 million (9.2% of revenues) in the second quarter 2017.

Net income on a GAAP basis in the quarter totaled $4.3 million, or $0.12 per diluted share, compared to net loss from continuing operations of $5.7 million, or ($0.16) per diluted share, in the second quarter 2017.
Net income on a non-GAAP basis in the quarter totaled $4.6 million, or $0.13 per diluted share, compared to non-GAAP net income from continuing operations of $2.0 million, or $0.06 per diluted share, in the second quarter 2017.

Cash and cash equivalents, as of June 30, 2018, were $41.2 million compared to $47.2 million as of March 31, 2018. During the quarter the Company paid a $5.1 million dividend. In addition, the Company reported a negative operating cash flow of $1.0 million during the second quarter to support the working capital requirements.

Conference Call

Camtek will host a conference call today, July 31, 2018, at 10:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US: Israel: International:	1 888 668 9141 03 918 0609 +972 3 918 0609	at 10:00 am Eastern Time at 5:00 pm Israel Time

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) settlement expenses; (ii) changes in valuation allowance on deferred tax assets; (iii) share based compensation expenses, (iv) discontinued operations, and (v) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2018	2017
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	41,204	43,744
Trade accounts receivable, net	32,278	23,153
Inventories	23,693	21,336
Other current assets	2,769	3,215

Total current assets	99,944	91,448

Fixed assets, net	15,731	15,503

Long-term inventory	1,466	1,383
Deferred tax asset	3,308	4,067
Other assets, net	153	153
Intangible assets, net	480	482
	5,407	6,085
Total assets	121,082	113,036

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	15,174	10,502
Other current liabilities	16,552	17,395

Total current liabilities	31,726	27,897

Long term liabilities
Liability for employee severance benefits	870	838
	870	838
Total liabilities	32,596	28,735

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2018 and at December 31, 2017;
38,277,165 issued shares at June 30, 2018 and 37,924,507 at December 31, 2017;
36,184,789 shares outstanding at June 30, 2018 and 35,832,131 at December 31, 2017	149	149
Additional paid-in capital	79,820	78,437
Retained earnings (losses)	10,415	7,613
	90,384	86,199

Treasury stock, at cost (2,092,376 as of June 30, 2018 and December 31, 2017)	(1,898)	(1,898)

Total shareholders' equity	88,486	84,301

Total liabilities and shareholders' equity	121,082	113,036

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	57,736	43,828	30,462	22,682	93,485
Cost of revenues	29,840	22,384	15,563	11,527	47,966

Gross profit	27,896	21,444	14,899	11,155	45,519

Research and development costs	6,955	6,852	3,406	3,413	13,534
Selling, general and administrative expenses	12,664	11,159	6,775	5,754	22,022
Patent litigation expense	-	13,000	-	13,000	13,000

Total operating expenses	19,619	31,011	10,181	22,167	48,556

Operating income (loss)	8,277	(9,567)	4,718	(11,012)	(3,037)

Financial income (expenses), net	436	(209)	146	(56)	(150)

Income (loss) from continuing operations before income taxes	8,713	(9,776)	4,864	(11,068)	(3,187)

Income tax benefit (expense)	(848)	5,364	(533)	5,404	4,875

Income (loss) from continuing operations	7,865	(4,412)	4,331	(5,664)	1,688

Discontinued operation
Income from discontinued operation
Income before tax benefit (expense)	-	4,339	-	1,981	18,302
Income tax benefit (expense)	-	(505)	-	(194)	(6,028)

Income from discontinued operation	-	3,834	-	1,787	12,274

Net income (loss)	7,865	(578)	4,331	(3,877)	13,962

Net income (loss) per ordinary share:

Basic earnings (loss) from continuing operation	0.22	(0.12)	0.12	(0.16)	0.05

Basic earnings from discontinued operation	-	0.11	-	0.05	0.35

Diluted earnings (loss) from continuing operation	0.22	(0.12)	0.12	(0.16)	0.05

Diluted earnings from discontinued operation	-	0.11	-	0.05	0.34

Weighted average number of ordinary shares outstanding:

Basic	36,050	35,359	36,090	35,369	35,441

Diluted	36,512	35,359	36,632	35,369	35,964

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	7,865	(578)	4,331	(3,877)	13,962

Effect of FIT reorganization (1)	506	-	-	-	-
Share-based compensation	395	184	249	92	426
Settlement expense, net of tax (2)	-	12,025	-	12,025	12,025
Realization of deferred tax assets (3)	-	(4,495)	-	(4,495)	(4,495)
Attributable to discontinued operations	-	(3,832)	-	(1,787)	(12,274)

Non-GAAP net income	8,766	3,304	4,580	1,958	9,644

Non –GAAP net income per share , basic and diluted	0.24	0.09	0.13	0.06	0.27

Gross margin on GAAP basis from continuing operations	48.4%	48.9%	48.9%	49.2%	48.7%
Reported gross profit on GAAP basis	27,896	21,444	14,899	11,155	45,519

Effect of FIT reorganization (1)	205	-	-	-	-
Share-based compensation	44	19	28	9	44

Non- GAAP gross margin	28,145	21,463	14,927	11,164	45,563
Non-GAAP gross profit	48.8%	48.9%	49.0%	49.2%	48.7%

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis from continuing operations	8,277	(9,567)	4,718	(11,012)	(3,037)
Effect of FIT reorganization (1)	506	-	-	-	-
Share-based compensation	395	184	249	92	426
Settlement expense (2)	-	13,000	-	13,000	13,000
Non-GAAP operating income	9,178	3,617	4,967	2,080	10,389

(1)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.

(2)
During the three and the six months ended June 30, 2017, and the year ended December 31, 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(3)
During the three and the six months ended June 30, 2017, and the year ended December 31. 2017, the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.